                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549

                                   FORM 11-K

                                 ANNUAL REPORT
                       PURSUANT TO SECTION 15(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                     For the year ended December 31, 1999

                           HOMESTAKE MINING COMPANY
                                 SAVINGS PLAN
                             (Full title of Plan)

                           HOMESTAKE MINING COMPANY
               (Issuer of Securities Held Pursuant to the Plan)

                        1600 Riviera Avenue, Suite 200
                          Walnut Creek, CA 94596-3568
                   (Address of principal executive offices)

                                   SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

HOMESTAKE MINING COMPANY
SAVINGS PLAN



By   /s/ T.H. Wong
     ----------------------------
     T.H. Wong
     Assistant Treasurer and
     Assistant Secretary



June 26, 2000

Item 1.   Financial Statements and Exhibits

          a. Financial Statements for the years ended December 31, 1999 and 1998 and Supplemental Schedule as of and for the year ended December 31, 1999 and Independent Accountants' Report.

          b. Exhibit No. 23

             Independent Accountants' Consent

                     Homestake Mining Company Savings Plan
                               Table of Contents

                                  ----------

                                                                            Page
Financial Statements:

    Report of Independent Accountants                                          2

    Statements of Net Assets Available for Benefits
           as of December 31, 1999 and 1998                                    3

    Statement of Changes in Net Assets Available for
           Benefits for the Year Ended December 31, 1999                       4

    Notes to Financial Statements                                           5-12



Supplemental Schedule:

    Schedule of Assets Held for Investment Purposes at December 31, 1999      13

                       Report of Independent Accountants


Homestake Mining Company

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Homestake Mining Company Savings Plan (the "Plan") at December 31, 1999 and December 31, 1998, and the changes in net assets available for benefits for the year ended December 31, 1999, in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



/s/ PricewaterhouseCoopers LLP
------------------------------
    PRICEWATERHOUSECOOPERS LLP

San Francisco, CA
June 9, 2000

                     Homestake Mining Company Savings Plan
                Statements of Net Assets Available for Benefits
                          December 31, 1999 and 1998
                                (in thousands)

                                  ----------

Assets                                                 1999           1998
Cash and cash equivalents                           $         -    $        99
                                                    -----------    -----------

Investments:
   Common/Collective Trusts                              26,396         37,490
   Mutual Funds                                          34,891         33,605
   Personal Choice Retirement Accounts                      252              -
                                                    -----------    -----------

                                                         61,539         71,095
                                                    -----------    -----------

   Participant loans                                      1,614          1,960
                                                    -----------    -----------

          Total assets                                   63,153         73,154
                                                    -----------    -----------

          Net assets available for benefits         $    63,153    $    73,154
                                                    ===========    ===========

  The accompanying notes are an integral part of these financial statements.

                     Homestake Mining Company Savings Plan
           Statement of Changes in Net Assets Available for Benefits
                     For the year ended December 31, 1999
                                (in thousands)

                                  ----------

Additions to net assets attributed to:
  Interest and dividends                                      $     1,353
  Net appreciation in the fair value of investments                 1,647
                                                              -----------

                                                                    3,000
                                                              -----------

Contributions:
  Company, in stock                                                 1,382
  Participants, in cash                                             2,052
  Other contributions/forfeitures                                     233
                                                              -----------

                                                                    3,667
                                                              -----------

     Total additions                                                6,667
                                                              -----------

Deductions from net assets attributed to:
  Benefits paid to participants                                    16,668
                                                              -----------

     Total deductions                                              16,668
                                                              -----------

        Net decrease                                              (10,001)

Net assets available for plan benefits:
     Beginning of year                                             73,154
                                                              -----------

     End of year                                              $    63,153
                                                              ===========

  The accompanying notes are an integral part of these financial statements.

                     Homestake Mining Company Savings Plan
                         Notes to Financial Statements

                                  ----------


1.   Description of Plan

     The following description of the Homestake Mining Company Savings Plan (the
     Plan) provides only general information. Participants should refer to the full Plan document for a more complete description of the Plan's provisions.

          General

          The Plan is a multiple-employer defined contribution profit sharing plan (designed to be qualified under Internal Revenue Code Sections 401(a) and 401(k)) covering the following employees who have completed three months of service: all full-time salaried employees of Homestake Mining Company and its subsidiaries (the Company) in the United States and certain other locations, all hourly employees of the Company in the United States who are not covered by collective bargaining agreements, as well as all temporary employees of the Company in the United States who have completed one year of service, and employees of the 50% owned Pinson mine operated by Homestake Mining Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

          The Plan is administered by the Company. On January 5, 1999, Charles Schwab Retirement Plan Services, Inc. replaced Merrill Lynch & Co. as the Plan's recordkeeper and investment advisor. In addition, Charles Schwab Trust Company replaced Merrill Lynch Trust Company as Trustee. Each Plan participant's account balances were transferred to the new Trustee and invested in equivalent-risk investments with the new investment advisor.

          Contributions

          Participation is voluntary. Participants may make pre-tax or after-tax contributions of between 1% and 15% (between 1% and 14% pre-tax) of compensation subject to Internal Revenue Code limitations. Participant contributions not exceeding 6% of wages or of salary are matched 100% by the Company.

          Participants may make a rollover contribution to the Plan of amounts previously contributed to another qualified plan. Rollover contributions are not matched by the Company.

          Each participant may cause some or all of its current or cumulative contributions, including any amounts contributed by the Company to match contributions, to be invested in one or more of the investments made available through the Plan.

          Effective January 1998, Company matching contributions formerly made in cash can now be made in Homestake Mining Company common stock or cash at the discretion of the Company's Board of Directors. During the 1999 Plan year, all Company matching contributions were made in Homestake Mining Company common stock.

                     Homestake Mining Company Savings Plan
                         Notes to Financial Statements

                                  ----------


          Participants' Accounts

          A separate account is maintained for each participant. Each participant's account is directly credited with the participant's contribution and the Company's matching contribution. Net earnings from each investment fund, including appreciation (depreciation) in fair value, are allocated to each participant's account based on the ratio which the participant's account balance in that investment fund bears to the total of all participants' account balances in that investment fund.

          Vesting

          Participant contributions and any income (loss) thereon are fully vested at all times. Company matching contributions and any income
          (loss) thereon are vested 60% after three years of service, 80% after four years of service, and 100% after five years of service, on attainment of age 65, or on the occurrence of death or disability.

          Payment of Benefits

          The Plan permits withdrawal of after-tax contributions.

          The Plan permits withdrawal of pre-tax contributions upon:

               (1)  Termination of employment;

               (2)  Attainment of age 59 1/2;

               (3) Death (with vested account balance paid to designated beneficiary);

               (4)  Hardship.

          The Plan permits withdrawal of vested Company matching contributions made prior to January 1, 1994; however, the right of any participant who makes such a withdrawal to continue receiving Company matching contributions is suspended for twelve months.

          Distribution of benefits, except for certain participants who are required to receive annuities, can be made, at the election of the participant, in the form of a single lump-sum cash payment, partial payment made in a lump-sum with the remainder paid later, or periodic installments.

          Participant Loans

          Participants may borrow from their vested accounts between $1,000 and $50,000 but not more than 50% of the value of such accounts. The loan term cannot exceed five years unless the loan is for the purchase of a principal residence, in which case, it cannot exceed ten years. These loans bear interest at prime rate plus 1%. Loans are collateralized by the borrower's vested accounts in the Plan and repayments are made through payroll deductions on at least a monthly basis.

                     Homestake Mining Company Savings Plan
                         Notes to Financial Statements

                                  ----------


          Forfeitures

          Forfeitures of Company matching contributions made on behalf of former employees whose employment was terminated before such contributions were vested can be utilized to restore participants' accounts, to pay plan fees and expenses, to offset company matching contributions, or can be allocated to participants.

          For the 1999 and 1998 Plan years, forfeitures were allocated to each participant in proportion to the Company matching contributions made to such individual's accounts during the Plan year.

2.   Significant Accounting Policies

          Basis of Accounting

          The financial statements of the Plan are prepared under the accrual basis of accounting in accordance with generally accepted accounting principles.

          Use of Estimates

          The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

          Investment Valuation and Income Recognition

          Shares and units in investment funds are valued at quoted market prices, representing the net asset value of the shares or units held by the Plan at year end.

          Participant loans receivable are valued at cost, which approximates market value.

          Purchases and sales of securities are recorded on a trade-date basis, utilizing the average cost method in determining the basis of investments sold. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

          Withdrawals

          Withdrawals of securities from the Homestake Mining Company Common Stock Fund may be made in cash, common stock, or both, and are reported at market value. Withdrawals from all other funds, including the Personal Choice Retirement Account (PCRA), are made in cash.

          Net Appreciation (Depreciation) in Fair Value of Investments

          The Plan presents in the statement of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of its investments consisting of realized gains (losses) and the unrealized appreciation (depreciation).

                     Homestake Mining Company Savings Plan
                         Notes to Financial Statements

                                  ----------


3.   Risks and Uncertainties

     Plan assets are invested in collective trust and mutual funds, and other investment securities. Investments are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the value of such investments, it is possible that changes in the value of one or more of such investments in the near term could materially affect participants' account balances, the amounts reported in the statements of net assets available for Plan benefits, and the statement of changes in net assets available for Plan benefits.

     A significant portion of the Plan's assets is invested in the Homestake Mining Company Common Stock Fund and is, therefore, subject to fluctuations in the market value of such stock, which is, in turn, impacted by the price of gold.

4.   Plan Termination

     Although the Company has not expressed any intent to do so, it has the right under the Plan and subject to applicable law, to discontinue its matching contributions at any time and to terminate the Plan. In the event of Plan termination, all accumulated plan benefits will be fully vested and will be distributed to participants based on their respective account balances.

5.   Plan Tax Status

     The Plan obtained its latest determination letter in July 1995, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with Sections 401(a) and 401(k) of the Internal Revenue Code. The Plan has been amended since receiving the determination letter; however, the Plan administrator and the Plan's tax counsel are not aware of circumstances creating a material risk of Plan disqualification. Therefore, no provision for income taxes has been included in the Plan's financial statements.

     Participants are not subject to federal income taxes on their pre-tax contributions, Company matching contributions, or investment earnings allocated to their accounts until withdrawals are made.

6.   Related Party Transactions

     Certain Plan investments are units in investment funds managed by the Trustee. Therefore, these transactions are transactions with parties-in-interest.

7.   Administrative Expenses

     Certain costs associated with administering the Plan are paid directly by the Company.

                     Homestake Mining Company Savings Plan
                         Notes to Financial Statements

                                  ----------


8.   Investments

     Investments at December 31, 1999 and 1998 are comprised of the following:

                                                                                   Number        Value          Fair
                                                                                     of           Per           Value
                                                                                   Units          Unit      (in thousands)
                                                                                ------------  ------------  --------------
          1999
            Common/Collective Trusts at fair value:
            * Schwab Stable Value Select Fund                                    1,379,045       $ 12.16      $    16,769
            * Homestake Mining Company Stock Fund                                1,129,936          8.52            9,627
                                                                                                              -----------

                                                                                                                   26,396
                                                                                                              -----------

            Mutual Funds at fair value:
            Schwab MarketTrack Balanced Fund                                       193,553         15.46            2,992
            Schwab MarketTrack Conservative Fund                                    99,369         13.12            1,304
            Schwab MarketTrack Growth Fund                                         102,540         17.53            1,798
            * Schwab S&P 500 Select Fund                                           690,795         22.65           15,646
            * Invesco Total Return Fund                                            259,190         28.96            7,506
            Safeco Growth Fund                                                      15,843         23.30              369
            Scudder Growth & Income Fund                                            99,465         26.69            2,655
            Templeton Institutional Foreign Equity Fund                             70,359         21.53            1,515
            PIMCO Total Return Institutional Fund                                  111,753          9.90            1,106
                                                                                                              -----------

                                                                                                                   34,891
                                                                                                              -----------

            Personal Choice Retirement Accounts                                                                       252
                                                                                                              -----------

            Participant loans, at book value (which approximates fair value)                                        1,614
                                                                                                              -----------

                  Total investments                                                                           $    63,153
                                                                                                              ===========

            * Represents 5% or more of the net assets available for benefits.

                     Homestake Mining Company Savings Plan
                         Notes to Financial Statements

                                  ----------


                                                                                   Number        Value          Fair
                                                                                     of           Per           Value
                                                                                   Units          Unit      (in thousands)
                                                                                ------------  ------------  --------------
          1998
            Common/Collective Trusts at fair value:
            * Homestake Mining Company Stock Fund                                 2,596,598   $       4.22    $     10,958
            * Barclays Global Investors Asset Allocation Fund                       393,442          33.18          13,054
            * Barclays Global Investors Lifepath Funds                              497,144          18.19           9,041
            * Barclays Global Investors Money Market Fund                         4,436,789           1.00           4,437
                                                                                                              ------------

                                                                                                                    37,490
                                                                                                              ------------

            Mutual Funds at fair value:
            Neuberger & Berman Guardian Trust Fund                                  102,342          16.16           1,654
            Templeton Foreign Fund I                                                134,527           8.39           1,129
            * Masterworks S&P 500 Stock Fund                                        571,567          24.61          14,066
            PIMCO Total Return Institutional Fund                                   130,769          11.91           1,557
            * Merrill Lynch Income Accumulation Fund                              1,133,625          13.41          15,199
                                                                                                              ------------

                                                                                                                    33,605
                                                                                                              ------------

            Participant loans, at book value, which approximates fair value                                          1,960
                                                                                                              ------------

                  Total investments                                                                           $     73,055
                                                                                                              ============

            * Represents 5% or more of the net assets available for benefits.

     All earnings on the investment funds are credited to each fund daily. These earnings include interest, dividends, and net appreciation (depreciation) in fair value.

     The Invesco Total Return Fund seeks reasonably consistent total returns over a variety of market cycles by investing in a combination of equity securities and fixed income securities. This fund replaced the Asset Allocation Fund on January 5, 1999.

     The Schwab MarketTrack group of funds are hybrid funds that invest in stocks, bonds and cash. The Schwab MarketTrack Conservative Fund seeks income and more growth potential than an all bond fund. The Schwab MarketTrack Balanced Fund seeks to provide maximum total return including both capital growth and income. The Schwab MarketTrack Growth Fund seeks high capital growth with less volatility than an all stock portfolio. These funds replaced the Lifepath Funds on January 5, 1999.

     The Homestake Mining Company Stock Fund invests in shares of Homestake Mining Company.

     The Safeco Growth Fund seeks long-term capital growth. The fund normally invests in common stocks of smaller size companies but may also invest in stocks of companies of all sizes.

                     Homestake Mining Company Savings Plan
                         Notes to Financial Statements

                                  ----------


     The Scudder Growth & Income Fund seeks long-term capital growth and current income. The fund invests primarily in dividend-paying common stocks, preferred stocks, and convertible securities with growth potential. This fund replaced the Neuberger & Berman Guardian Fund on January 5, 1999.

     The Templeton Institutional Foreign Equity Fund seeks long-term capital growth through a flexible policy of investing in stocks and debt obligations of companies and governments outside the United States. This fund replaced the Templeton Foreign Fund I on January 5, 1999.

     The Schwab S&P 500 Select Fund invests in substantially the same stocks in the same percentage weightings as the Standard & Poor's 500 Composite Stock Price Index seeking to approximate as closely as practicable the rate of return of that index. This fund replaced the Barclays Global Investors S&P 500 Stock Fund on January 5, 1999.

     The PIMCO Total Return Institutional Fund is a broad market bond fund which invests in a diversified portfolio of fixed income securities with varying maturities.

     The Schwab Stable Value Select Fund invests primarily in guaranteed investment contracts, synthetic guaranteed investment contracts and U.S. Treasury and agency securities. This fund replaced the Fixed Income Fund on January 5, 1999.

     The Personal Choice Retirement Account is a Schwab individual brokerage account available under the Plan. This account allows participants to select a broad range of stocks, bonds or mutual funds. However, certain investments and securities are not permitted in the PCRA. Plan participants may currently allocate up to 25% of their total account balance to the PCRA.

9.   Acceleration of Vesting Percentages

          Homestake Mine

          On January 27, 1998, the Homestake mine was restructured and the employment of a number of Plan participants was terminated. Effective January 27, 1998, the vesting percentages of all such Homestake mine participants whose employment was terminated and whose vesting percentages were less than 100% were accelerated to 100% upon termination.

          Pinson Mine

          On February 16, 1998, the Pinson mine was restructured and the employment of a number of Plan participants was terminated. Effective February 16, 1998, the vesting percentages of all such Pinson mine participants whose employment was terminated and whose vesting percentages were less than 100% were accelerated to 100% upon termination.

          On February 1, 1999, the Pinson mine discontinued mining operations and the employment of a number of Plan participants was terminated. In accordance with the Plan, the vesting percentages of all such Pinson mine participants whose employment was terminated and whose vesting percentages were less than 100% were accelerated to 100% upon termination.

                     Homestake Mining Company Savings Plan
                         Notes to Financial Statements

                                  ----------


          Other

          Effective July 23, 1999, any participant whose service with any Affiliated Companies is terminated after June 4, 1999, but prior to December 31, 1999, will be fully vested in his or her entire account as of the date of such termination if that participant is notified by an Affiliated Company that his or her termination of service occurred as a result of an organizational restructuring.

                     Homestake Mining Company Savings Plan
                Schedule of Assets Held for Investment Purposes
                             At December 31, 1999

                                  ----------

                      (b) Identity of                        (c) Description of Investment
                     Issuer, Borrower,                           including Maturity Date,               (d) Current
                        Lessor, or                            Rate of Interest, Collateral,                 Value
 (a)                  Similar Party                              Par or Maturity Value                 (in thousands)
-----       --------------------------------------------   ------------------------------------------  --------------
  *         Charles Schwab Investment Management           Schwab Stable Value Select Fund
                                                             (1,379,045 units)                          $     16,769

  *         Charles Schwab Investment Management           Schwab MarketTrack Balanced Fund
                                                             (193,553 units)                                   2,992

  *         Charles Schwab Investment Management           Schwab MarketTrack Conservative Fund
                                                             (99,369 units)                                    1,304

  *         Charles Schwab Investment Management           Schwab MarketTrack Growth Fund
                                                             (102,540 units)                                   1,798

  *         Charles Schwab Investment Management           Schwab S&P 500 Select Fund (690,795 units)         15,646

  *         Charles Schwab Retirement Plan Services, Inc.  Homestake Mining Company Stock Fund
                                                             (1,129,936 units)                                 9,627

            Invesco                                        Invesco Total Return Fund (259,190 units)           7,506

            Safeco Asset Management                        Safeco Growth Fund (15,843 units)                     369

            Scudder Kemper Investments                     Scudder Growth & Income Fund
                                                             (99,465 units)                                    2,655

            Templeton Investment Counsel, Inc.             Templeton Institutional Foreign
                                                             Equity Fund (70,359 units)                        1,515

            Pacific Investment Management Company          PIMCO Total Return
                                                             Institutional Fund (111,753 units)                1,106

  *         Charles Schwab Retirement Plan Services, Inc.  Personal Choice Retirement Account                    252

  *         Participant notes                              (Repayable over five years unless it is
                                                           for purchase of a principal residence
                                                           which is repayable over ten years. Rate
                                                           during 1999 ranged from to 7% to 11%.)              1,614
                                                                                                       --------------

                                                                                                        $     63,153
                                                                                                       ==============

*    Represents party-in-interest to Plan